Mail Stop 3628


   August 26, 2021

      Via E-mail
      Timothy Hauck, Esq.
      Nissan Auto Leasing LLC II
      Nissan-Infiniti LT
      One Nissan Way
      Franklin, Tennessee 37067

                 Re:   Nissan Auto Leasing LLC II
                       Nissan-Infiniti LT
                       Registration Statement on Form SF-3
                       Filed July 30, 2021
                       File No. 333-258304 and 333-258304-01

      Dear Mr. Gwin:

             We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

             Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

      Summary of Risk Factors   page 13

          1. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to
             describe these risks. See the Commission   s Guidance Regarding
Disclosure Related to
             Climate Change, Interpretive Release No. 33-9106 (February 8,
2010).
 Timothy Hauck, Esq.
Nissan Auto Leasing LLC II
August 26, 2021
Page 2

Risks Associated with Floating Rate Notes   page 14

   2. Your disclosure contemplates the possibility of issuing notes tied to LIBOR and includes a description of risks to floating rate noteholders associated with the upcoming elimination of LIBOR but does not describe remedies available to noteholders. Please describe all remedies available to noteholders of floating rate certificates tied to LIBOR after the upcoming elimination of LIBOR.

   3. In this regard, we further note that Section 316(b) of the Trust
Indenture Act (   TIA   )
      generally provides that the right of any holder of an indenture security to receive payment of principal and interest when due may not be impaired or affected without the consent of that holder. As the TIA is applicable, it appears that replacing LIBOR rates of the floating rate notes with an alternative benchmark following the cessation of the publication of LIBOR likely could require noteholder consent pursuant to
Section 316(b)
      of the TIA (in addition to the contractual consent requirements noted above), which we understand would be very difficult to obtain. Please also revise your prospectus disclosure to set forth all remedies available to noteholders due to the practical effect of the potential application of Section 316(b) of the TIA to LIBOR-linked notes following
      LIBOR cessation.

Risks related to Characteristics, Servicing, and Performance of the Leases page 16

   4. To the extent that you believe that Registrant   s leases are
concentrated in specific
      geographic regions of the United States and that this concentration presents risk to noteholders, please revise your risk factor description to disclose what regions are affected. To the extent you know the reason for this geographic concentration of leases, please disclose the reason within the risk factor description.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Timothy Hauck, Esq.
Nissan Auto Leasing LLC II
August 26, 2021
Page 3


        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eathen Gums, Special Counsel, at (202) 551-7991 or me at
(202) 551-3850 if you have any questions.

                                                   Sincerely,

                                                   /s/ Katherine Hsu

                                                   Katherine Hsu
                                                   Chief, Office of Structured
Finance



cc:    Lindsay O   Neil, Esq., Mayer Brown LLP